

April 4, 2012

Via E-mail
Mr. Robert D. Thomas
President and Chief Executive Officer
Infoblox Inc.
4750 Patrick Henry Drive
Santa Clara, CA 95054

> **Re:    Infoblox Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 2, 2012**
> **File No. 333-178925**

Dear Mr. Thomas:

     We have reviewed the above-referenced filing and the related response letter and have the following comments.  If indicated, we think you should revise your document in response to these comments.  After reviewing this information, we may raise additional comments.  Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 27, 2012.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Capitalization, page 37

1.     We note from your response to prior comment 1 that you have obtained firm commitments or agreements from each of the selling stockholders of their intent to exercise warrants or options in connection with this offering.  Tell us why you have included this information as a footnote to the Capitalization table and Summary Consolidated Financial Data information as opposed to including it within the pro forma, as adjusted information.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 51

2.     We note your response to prior comment 4 and your revised MD&A disclosures where you provide a qualitative discussion regarding the impact of unit volumes and average selling prices on your results of operations.  Please provide us with an analysis as to why the company is currently unable to include a quantitative discussion of these changes as you indicated during the March 29, 2012 conference call.  Also, to the extent that you are

able to quantify certain factors that could provide meaningful information with regards to your results of operations, please confirm that you will provide such information in future periodic filings.

Report of Independent Registered Public Accounting Firm, page F-2

3.  Please remove the addendum language from your Report of Independent Registered Public Accounting Firm and provide a signed and dated audit opinion pursuant to Rule 2-02 of Regulation S-X prior to effectiveness.  Similarly, please provide a complete signed and dated consent from your independent registered public accounting firm.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc:     Via E-mail
        Laird H. Simons III, Esq.
        Fenwick & West LLP